9/28

04035022

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Int'l PBX Ventures Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 29 2004
THOMSON FINANCIAL

FILE NO. 82- 2635 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/29/04

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the "Meeting") of the shareholders of **International PBX Ventures Ltd.** ("the Company") will be held on June 30, 2004 at Suite 950, 1055 West Georgia Street, Vancouver, British Columbia, Canada, at the hour of 10:00 am (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements for the fiscal year ended December 31, 2003;

2. To elect directors for the ensuing year;

3. To re-appoint Manning Elliot, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

4. To consider, and if thought fit, approve an ordinary resolution to adopt a 2004 Incentive Stock Option Plan;

5. To approve the repricing of stock options granted to insiders which are currently outstanding; and

6. To approve the transaction of such other business as may properly come before the Meeting.

AR/S
12-31-03

Accompanying this Notice of Meeting is an Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended December 31, 2003. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with CIBC Mellon Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed Instrument of Proxy must be deposited at the office of CIBC Mellon Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia this 14th day of May, 2004.

BY ORDER OF THE BOARD

Verna Wilson
Director

INTERNATIONAL PBX VENTURES LTD.

INFORMATION CIRCULAR

(all information as at May 14, 2004 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of International PBX Ventures Ltd. (the "Company") for use at the Annual General Meeting of the Company's shareholders (the "Meeting") to be held on June 30, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to CIBC Mellon Trust Company, at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 950, 1055 West Georgia Street, Vancouver, British Columbia, Canada, V6E 3P3, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b).

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 29,825,606 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any shareholder of record at the close of business on May 14, 2004 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company other than:

Name of Shareholder	Number of Shares held	Percentage of Issued and Outstanding
CDS & Co.*	22,323,994	74.9%
CEDE & Co.*	9,923,985	33.3%
Gary Medford	5,400,000	18.1%

* CDS & Co. and CEDE & Co. are depositories for securities.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2003 and the auditor's report thereon and accompanying this Information Circular will be placed before the meeting for consideration by the members.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) the Company's chief executive officer;

(b) each of the Company's four most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $100,000 per year; and

(c) any additional individuals for whom disclosure would have been provided under (b) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2003 the end of the most recently completed fiscal year of the Company, the Company had one Named Executive Officer, Terence Walker. His position within the Company is set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officer for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Terence Walker President	2003 2002 2001	Nil Nil Nil	Nil Nil Nil	$158,470(1) $19,050 $11,460	Nil 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1) Mr. Walker was paid a total of $158,470 during the fiscal year ended December 31, 2003 for the following purposes: $27,407 for property management, $16,515 for office and administration expenses and $114,548 for geological & geophysical work.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation. The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officer during the Company's most recently completed fiscal year.

Options/SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the Company did not grant any incentive stock options to the Named Executive Officer. No SARs (stock appreciation rights) were granted by the Company during the fiscal year.

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

There were no incentive stock options nor stock appreciation rights exercised by the Named Executive Officer during the most recently completed fiscal year.

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officer. There are no compensatory plans or arrangements with respect to the Named Executive Officer resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Compensation of Directors

Compensation for the Named Executive Officer has already been disclosed above. No cash compensation was paid to any other director of the Company for the director's services as a director during the fiscal year ended December 31, 2003.

In addition, during the fiscal year ended December 31, 2003, the Company paid $16,515 for office and administration expenses to Terence Walker, the President and a director of the Company and $30,000 for administrative services to Romanoff Ventures Ltd., a company wholly owned by Verna Wilson, a director of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company granted a total of 600,000 incentive stock options to the directors of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE AND SENIOR OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. **The persons named below will be presented for election at the Meeting as management's nominees.** Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the *Company Act* (British Columbia) ("Company Act").

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company, and the number of common shares of the Company or any of its subsidiaries beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Occupation[1], Present Position(s) with the Company[2] and Resident Country	Date(s) Served as a Director	Common Shares Held
Terence Walker[3], Geologist *President and Director* Chile	Since October 17, 1995	253,000
Verna Wilson[3], Business Executive *Director* Canada	Since June 29, 1991	892,166
Gary Medford[3], Geologist *Director* Canada	Since May 1, 1997	5,400,000

(1) Unless otherwise stated above, any nominee named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

(2) For the purposes of disclosing positions held in the Company, "Company" includes the Company and any parent or subsidiary thereof.

(3) Members of the Company's Audit Committee.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Manning Elliot, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 19, 1987.

SPECIAL BUSINESS

Incentive Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the "Exchange"), the directors of the Company have adopted a 2004 Stock Option Plan (the "Plan"), subject to shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan.

A copy of the Plan will be available at the Meeting for review by the shareholders at the Meeting.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees. For the purposes of the Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in Exchange Policy 4.4. In addition, the term "director" is defined in Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Initially, the Administrator will be the Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b) options may be exercisable for a maximum of five years from the date of grant;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to employees conducting Investor Relations Activities (as defined in Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by the Company to provide Investor Relations Activities; and

(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the *Company Act* (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

Shareholder Approval

In order to exercise stock options granted under the Plan, the Plan must first be accepted by the Exchange. In order to obtain Exchange acceptance, the Exchange requires that "rolling" stock option plans receive shareholder approval at a company's annual general meeting.

For these reasons and also to ensure that the Plan is acceptable to the Company's shareholders, the directors of the Company will ask the shareholders to approve the Plan at the Meeting.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution.

> "Resolved that, subject to TSX Venture Exchange Inc. (the "Exchange") approval:
>
> 1. the Company adopt the a 2004 Stock Option Plan (the "Plan"), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;
>
> 2. the Company be and is hereby authorized to grant stock options under the Plan, in accordance with its terms;
>
> 3. the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to obtain Exchange acceptance of the Plan; and
>
> 4. authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to obtain Exchange acceptance of the Plan.

<u>Repricing of Incentive Stock Options Granted to Insiders</u>

The Company seeks disinterested shareholder approval to the repricing of stock options granted to certain insiders which are currently outstanding, in accordance with the Plan. The following table sets out the stock options to be repriced:

Name of Optionee	Number of Stock OptionsHeld	Expiry Date	Original Exercise Price	Amended Price
Gary Medford	200,000	12/12/05	$0.50	$0.31
Verna Wilson	400,000	12/12/05	$0.50	$0.31

Accordingly, disinterested shareholders will be asked to consider, and if thought fit, pass the following resolution:

"Resolved, subject to TSX Venture Exchange Inc. (the "Exchange") approval that:

1. 200,000 stock options granted to Gary Medford be repriced at $0.31 per share;

2. 400,000 stock options granted to Verna Wilson be repriced at $0.31 per share."

OTHER BUSINESS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matter properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

ON BEHALF OF THE BOARD

Verna Wilson
Director

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
International PBX Ventures Ltd.	December 31, 2003	04/04/15

ISSUER'S ADDRESS

608-475 Howe Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 2B3	604-681-0568	604-681-7748

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Ms. Verna Wilson	Director	604-681-7748

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ipbx@uniserve.com	http://www.internationalpbx.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Verna Wilson"	Verna Wilson	04/04/15

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Gary Medford"	Gary Medford	04/04/15

INTERNATIONAL PBX VENTURES LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2003 AND 2002

(expressed in Canadian dollars)

MANNING ELLIOTT

CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7

Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web. manningelliott.com

AUDITORS' REPORT

To the Shareholders of
International PBX Ventures Ltd.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of International PBX Ventures Ltd. (An Exploration Stage Company) as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards used in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Manning Elliott

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
March 11, 2004

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern conditions such as described in Note 1 to the financial statements. Our report to the shareholders, dated March 11, 2004, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors' Report when the consideration is adequately disclosed in the financial statements.

Manning Elliott

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
March 11, 2004

INTERNATIONAL PBX VENTURES LTD.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2003 AND 2002

(expressed in Canadian dollars)

	2003 $	2002 $
ASSETS		
CURRENT ASSETS		
Cash	803,127	79,200
Marketable securities [Note 3]	23,000	10,000
Other current assets	12,928	967
	839,055	90,167
PROPERTY AND EQUIPMENT [Note 4]	35,864	7,696
MINERAL INTERESTS [Note 5]	2,748,076	1,824,258
	3,622,995	1,922,121
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accruals [Note 7]	41,214	52,413
Director's loans [Note 7]	–	126,550
Amount owing to a former director [Note 7]	95,855	95,855
	137,069	274,818
SHAREHOLDERS' EQUITY		
CAPITAL STOCK [Note 8]	8,934,358	6,579,308
SUBSCRIPTIONS RECEIVED	12,500	–
DEFICIT	(5,460,932)	(4,932,005)
	3,485,926	1,647,303
	3,622,995	1,922,121

(See accompanying notes to the financial statements)

NATURE OF OPERATIONS (Note 1)

Approved on behalf of the Board: *"Gary Medford"* Gary Medford, Director *"Verna Wilson"* Verna Wilson, Director

INTERNATIONAL PBX VENTURES LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(expressed in Canadian dollars)

	2003 $	2002 $
ADMINISTRATIVE EXPENSES		
Administration fee	30,000	15,000
Amortization	1,738	1,004
Bank charges	2,469	892
Finder's fees	132,248	–
Foreign exchange	26,095	–
General exploration	6,979	2,625
Investor relations	118,326	32,833
Management fees	105,000	–
Office, telephone, rent and secretarial	16,422	15,472
Professional fees	45,048	11,270
Transfer agent and regulatory	28,163	9,037
Travel, promotion and mining shows	22,643	3,768
Less interest income	(6,204)	(69)
Less gain on expropriation of mineral claims	–	(10,584)
NET LOSS FOR THE YEAR	(528,927)	(81,248)
DEFICIT - BEGINNING OF YEAR	(4,932,005)	(4,850,757)
DEFICIT - END OF YEAR	(5,460,932)	(4,932,005)
	$	$
Loss Per Share (weighted average basis)	(0.02)	(0.01)
Weighted Average Shares Outstanding	23,750,000	17,900,000

(See accompanying notes to the financial statements)

INTERNATIONAL PBX VENTURES LTD.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(expressed in Canadian dollars)

	2003 $	2002 $
OPERATING ACTIVITIES		
Net loss for the year	(528,927)	(81,248)
Less items not affecting cash		
Amortization	1,738	1,004
Amortization charged to mineral interests	5,485	–
	(521,704)	(80,244)
Change in non-cash components of working capital	(23,160)	35,344
CASH TO OPERATING ACTIVITIES	(544,864)	(44,900)
FINANCING ACTIVITIES		
Proceeds from (repayment of) director's loans	(126,550)	105,300
Capital stock issued	2,275,050	155,200
Subscriptions received	12,500	–
	2,161,000	260,500
INVESTING ACTIVITIES		
Acquisition of and expenditures upon mineral interests	(856,818)	(130,630)
Acquisition of property and equipment	(35,391)	(6,861)
	(892,209)	(137,491)
INCREASE IN CASH	723,927	78,109
CASH - BEGINNING OF YEAR	79,200	1,091
CASH - END OF YEAR	803,127	79,200
SUPPLEMENTAL DISCLOSURES		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to the financial statements)

1. NATURE OF OPERATIONS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile and Canada. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments, if any, which may be appropriate should the Company be unable to continue as a going concern entity.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Amortization

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

[c] Mineral claims and deferred exploration costs

The Canadian Institute of Chartered Accountants has released Accounting Guideline 11 – Enterprises in the Development Stage ("AcG11").

Pursuant to AcG11 an impairment may occur in the carrying value of mineral interests when one of the following conditions exists:

[i] the enterprise's work program on a property has significantly changed, so that previously identified resource targets or work programs are no longer being pursued;

[ii] exploration results are not promising and no more work is being planned in the foreseeable future; or

[iii] remaining lease terms are insufficient to conduct necessary studies or exploration work.

Once an impairment has been determined then a portion of the carrying value will be written down to net realizable value.

On January 1, 2001, the Company adopted the requirements of Accounting Guideline 11, Enterprises in the Development Stage ("AcG-11") issued by the Canadian Institute of Chartered Accountants. Under AcG-11, exploration expenditures related to mineral properties are deferred only if it is probable that these costs will be recovered from future operations otherwise they are recorded as an expense in the period in which they are incurred. Acquisition costs for mineral properties are deferred until it is determined that these costs will not be recovered from future operations, at which point these costs are written off.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[d] Share issue costs

Commissions and expenses associated with issuing shares are offset against the related share offering as incurred. Finder's fees are expensed as incurred.

[e] Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles used in Canada requires management to make estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of accounts receivable, capital assets and goodwill, and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

[f] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, accounts payable and former director's loan. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

The Company has no interest rate risk or concentrations of credit risk.

[g] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets, and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are reflected in operations for the year.

[h] Stock-Based Compensation

On July 1, 2003, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires the use of a fair value based method for all stock-based awards made to non-employees, but only requires it for employees when there are direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets. No compensation expense is required to be recognized when stock options are granted to employees at the prevailing market price. Pro-forma basic earnings (loss) per share and pro-forma diluted earnings (loss) per share are required to be disclosed as if the fair value method had been used for new awards and for modifications of existing awards. The Company does not have a formal incentive stock option plan, however has granted stock options as determined by the Board of Directors. The Company has chosen to continue its policy of not recognizing compensation expense on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

(expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[h] Stock-Based Compensation

The Company currently has no long-term incentive plans other than incentive stock options granted from time to time by the Board of Directors.

A summary of the status of the Company's stock options outstanding as at December 31, 2002 and December 31, 2003 and changes during the year then ended is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2002	1,740,000	0.10
Granted	250,000	0.40
Exercised	(140,000)	(0.10)
Balance, December 31, 2003	1,850,000	0.14

The following table summarizes information about the stock options outstanding at December 31, 2003.

		Options outstanding	
Exercise Prices	Number outstanding	Weighted average remaining contractual life	Weighted average Exercise price
$0.10	1,600,000	0.6 years	$0.10
$0.40	250,000	1.5 years	$0.40
	1,850,000	0.7 years	$0.14

Under CICA Handbook Section 3870, the Company is required to disclose the pro-forma effects on net loss and net loss per share data as if the Company had elected to use the fair value approach to account for its employee stock-based compensation plans. If this approach had been applied, the Company's net loss per share would not have been different as the policy was adopted July 1, 2003 and there have been no stock options granted from this date to December 31, 2003.

3. MARKETABLE SECURITIES

The marketable securities are recorded at cost. During the year, the Company received 100,000 common shares of Pathfinder Resources Ltd. with respect to the Zulema-Batatazo Prospect as noted in Note 5[e] below. As at December 31, 2003, the market value of all marketable securities owned by the Company totalled $38,500.

(expressed in Canadian dollars)

4. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	2003 Net Book Value $	2002 Net Book Value $
Automotive	25,302	3,795	21,507	–
Field equipment	720	108	612	–
Furniture and office equipment	21,686	7,941	13,745	7,696
	47,708	11,844	35,864	7,696

5. MINERAL INTERESTS

	Acquisition and Staking $	Deferred Exploration $	Total 2003 $	Total 2002 $
Chile				
Tierra de Oro [a]	381,738	1,373,179	1,754,917	1,655,012
San Pedro [b]	9,033	18,099	27,132	15,214
Tabaco [d]	135,738	643,788	779,526	93,222
Zulema-Batatazo [e]	74,528	18,486	93,014	14,955
Sierra Pintada [f]	9,519	25,103	34,622	15,855
Hornitos [g]	8,018	12,331	20,349	–
Fuego [h]	8,516	–	8,516	–
	627,090	2,090,986	2,718,076	1,794,258
Canada				
Quebec [c]	30,000	–	30,000	30,000
	657,090	2,090,986	2,748,076	1,824,258

[a] Tierra de Oro, Chile

The Company owns a 100% interest in 20 exploration concessions and optioned claims near Copiapo, Northern Chile.

[i] Aldershot Option

The Company signed a Memorandum of Understanding (MOU) with Aldershot Resources Ltd. ("Aldershot") (A TSX Venture Exchange company) selling 70% of the Company's interest in 5 of the 20 concessions. Aldershot was granted the sole and exclusive right and irrevocable option to acquire up to a 70% interest in and to the 5 concessions, in consideration of US$285,000 cash of which US$5,000 was received in 2000; the issuance of up to 400,000 shares of Aldershot (100,000 shares received in 2002); and payment of expenditures necessary for the development of the concessions up to US$1,180,000.

The MOU was amended in 2001 to include a further payment of US$10,000. A further amendment was made on February 22, 2002. In order to bring the Option into good standing, Aldershot shall pay US$5,500 (paid February 25, 2002) to the Company to pay the necessary government fees for the concessions and Aldershot agrees to pay all necessary government fees relating to the concessions on December 31, 2002 and each anniversary thereafter as they become due.

No formal agreement has been entered into as of December 31, 2003 but the MOU has been extended to December 31, 2004.

(expressed in Canadian dollars)

5. MINERAL INTERESTS (continued)

[a] Tierra de Oro, Chile (continued)

[ii] Farrell Option

In June 2002, the Company entered into a joint venture agreement with Farrell Financial Ltd. ("Farrell") whereby Farrell would have the option to acquire up to 80% undivided interest in eight of the remaining concessions. The Company will retain a 20% carried interest and receive US$100,000 in cash payments and 400,000 common shares of a publicly trading company that acquires an interest in the project. Furthermore, US$3,000,000 is committed to exploration expenditures on the property over three years. As at December 31, 2003, US $20,000 had been received from Farrell. No shares have been issued to the Company.

During the year, the Company and Farrell agreed to cancel the joint venture agreement and settled all claims Farrell may have under the agreement in consideration of a $12,500 payment to Farrell. The Company retains its 100% interest in the property.

	Accumulated to December 31, 2002 $	Expenditures during the year $	Accumulated to December 31, 2003 $
Deferred Exploration Expenditures			
Assays	111,472	1,380	112,852
Automotive	59,531	81	59,612
Camp and exploration supplies	23,370	41	23,411
Drilling	224,832	–	224,832
Equipment rental	24,348	–	24,348
Geophysical, geological and geochemical	330,954	14,618	345,572
Mapping	18,223	–	18,223
Office, rent, telephone and professional fees	125,245	8,978	134,223
Personnel	57,717	–	57,717
Project management	253,059	17,045	270,104
Report writing	22,865	2,724	25,589
Travel	71,908	4,788	76,696
	1,323,524	49,655	1,373,179
Acquisition, staking and lease costs	396,319	50,250	446,569
Less: Option payments received	(64,831)	–	(64,831)
	1,655,012	99,905	1,754,917

(expressed in Canadian dollars)

5. MINERAL INTERESTS (continued)

[b] San Pedro, Chile

The Company staked 1,000 hectares of exploration concessions in Northern Chile.

	Accumulated to December 31, 2002 $	Expenditures during the year $	Accumulated to December 31, 2003 $
Deferred Exploration Expenditures			
Assays	1,899	–	1,899
Automotive	897	81	978
Geophysical, geological and geochemical	–	987	987
Office	3,140	8,268	11,408
Project management	300	423	723
Travel	1,622	482	2,104
	7,858	10,241	18,099
Staking costs	7,356	1,677	9,033
	15,214	11,918	27,132

[c] Quebec, Canada

The Company purchased a 100% interest in 50 claims located in Quebec for $30,000 cash. The Company agreed to provide a 2% net profit interest to the vendors.

[d] Tabaco, Chile

[i] The Company has entered into an agreement to acquire a 100% interest in the Tabaco Prospect in Chile. In order to keep the agreement in good standing the Company must make option payments of US$100,000 as follows:

	US $	
On signing of the agreement	10,000	(paid)
On October 15, 2002	15,000	(paid)
On January 15, 2003	25,000	(paid)
On July 15, 2003	25,000	(paid)
On July 15, 2004	25,000	
	100,000	

At the completion of a two year option period, the Issuer will have the right to purchase 100% of the property by making an additional payment of US$2,000,000 as follows: US $500,000 on January 15, 2005; US $750,000 on January 15, 2006 and US $750,000 on January 15, 2007. Under the terms of the agreement, the Company will use its best efforts to undertake cumulative work commitments of US$1,500,000 during the two-year option period.

(expressed in Canadian dollars)

5. MINERAL INTERESTS (continued)

[d] Tabaco, Chile (continued)

[ii] The Company has staked seven exploration concessions, consisting of 2,000 hectares which are 100% owned by the Company. These claims overlie 420 hectares of Exploration Concessions to be acquired under option as noted above. During the year, the Company incurred $3,864 in staking and lease costs.

	Accumulated to December 31, 2002 $	Expenditures during the year $	Accumulated to December 31, 2003 $
Deferred Exploration Expenditures			
Assays	–	28,300	28,300
Automotive	–	6,648	6,648
Camp supplies	–	557	557
Drilling	–	371,998	371,998
Excavation and road building	–	25,307	25,307
Geophysical, geological and geochemical	32,131	66,157	98,288
Office	3,198	11,231	14,429
Project management	6,150	76,312	82,462
Report writing	–	3,037	3,037
Travel	2,764	9,998	12,762
	44,243	599,545	643,788
Acquisition, staking and lease costs	48,979	82,895	131,874
	93,222	682,440	775,662

[e] Zulema-Batatazo Prospect, Chile

The Company signed a Letter of Intent ("LOI") dated September 18, 2002 to acquire a 100% interest in certain mining concessions located in the Copayapu Mining District, Sierra Pinffio, Province of Copiapo, Chile. On February 14, 2003 the Company signed a formal agreement. Consideration is as follows:

	Cumulative Work Commitment US $	# of Shares	US $	
On signing of LOI			20,000	(paid)
On signing of a formal agreement		100,000	20,000	(paid)
February 14, 2004	100,000	100,000	60,000	(paid subsequent to year end)
February 14, 2005	250,000	100,000	200,000	
February 14, 2006	400,000	100,000	300,000	
February 14, 2007			1,400,000	
	750,000	400,000	2,000,000	

The property is subject to a 1% net smelter return royalty capped at $2,500,000.

(expressed in Canadian dollars)

5. MINERAL INTERESTS (continued)

[e] Zulema-Batatazo Prospect, Chile (continued)

On December 20, 2002, the Company entered into an agreement with Pathfinder Resources Ltd. ("Pathfinder") whereby Pathfinder may acquire a 70% interest in the Company's interest in the property. Consideration is cash payments totalling US$2,010,000 over 48 months, the issuance of 400,000 shares over 36 months and the expenditure for work on the property of US$400,000 over 36 months. An additional 500,000 shares will be issued in the event an economic feasibility study is completed. During the year, Pathfinder completed a due diligence study of this property and issued 100,000 common shares and paid US$37,500 to the Company in order to maintain its option to earn a 70% interest in the property.

	Accumulated to December 31, 2002 $	Expenditures during the year $	Accumulated to December 31, 2003 $
Deferred Exploration Expenditures			
Automotive	–	81	81
Field supplies	–	9	9
Geophysical, geological and geochemical	1,664	1,508	3,172
Office	333	3,385	3,718
Project management	375	8,733	9,108
Travel	–	2,398	2,398
	2,372	16,114	18,486
Acquisition costs	31,963	130,951	162,914
Less: Option payments received	(19,380)	(69,006)	(88,386)
	14,955	78,059	93,014

[f] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares.

	Accumulated to December 31, 2002 $	Expenditures during the year $	Accumulated to December 31, 2003 $
Deferred Exploration Expenditures			
Assays	1,253	–	1,253
Automotive	–	81	81
Geophysical, geological and geochemical	300	5,193	5,493
Office	2,869	7,176	10,045
Project management	6,300	1,505	7,805
Travel	–	426	426
	10,722	14,381	25,103
Staking costs and taxes	5,133	4,386	9,519
	15,855	18,767	34,622

(expressed in Canadian dollars)

5. MINERAL INTERESTS (continued)

[g] Hornitos Copper-Gold Property, Chile

The Company staked eleven claims, covering a 3,100-hectare property located 35 kilometres south of Copiapo in Chile.

	Accumulated to December 31, 2002 $	Expenditures during the year $	Accumulated to December 31 2003 $
Deferred Exploration Expenditures			
Automotive	–	81	81
Field supplies	–	9	9
Geophysical, geological and geochemical	–	788	788
Office, rent, telephone and professional fees	–	7,822	7,822
Project management	–	655	655
Report writing	–	1,350	1,350
Travel	–	1,626	1,626
	–	12,331	12,331
Acquisition, staking and lease costs	–	8,018	8,018
	–	20,349	20,349

[h] Fuego claims, Chile

The Company staked a group of claims located approximately 50 kilometres west of the Tierra de Oro property. Acquisition costs totalling $8,516 were incurred during the year.

6. CAPITAL STOCK

Authorized:

100,000,000	Common shares without par value
100,000,000	Class A preference shares, $1 par value
100,000,000	Class B preference shares, $5 par value

	Shares ＃	Value $
Issued as at December 31, 2001	17,373,406	6,424,108
Issued for cash pursuant to:		
Warrants exercised	40,000	5,200
Private placement	1,500,000	150,000
Issued as at December 31, 2002	18,913,406	6,579,308
Issued for cash pursuant to:		
Options exercised	140,000	14,000
Warrants exercised	3,335,000	432,750
Private placement	4,856,600	1,828,300
Issued for acquisition of mineral interests	100,000	80,000
Issued as at December 31, 2003	27,345,006	8,934,358

(expressed in Canadian dollars)

6. CAPITAL STOCK (continued)

[a] During the year, the Company completed two private placements and issued a total of 4,856,600 common shares for total proceeds of $1,828,300. In connection with these two private placements, a total of 705,990 finder's units have been granted. 345,000 units with respect to the first private placement in March 2003 can be exercised at $0.25 per unit to purchase one common share and one warrant. The warrant can be exercised at $0.35 to purchase an additional common share for a one-year period. These units expire on March 8, 2004. The remaining 360,990 units with respect to the second private placement in April 2003 can be exercised at $0.50 per unit to purchase one common share and one warrant. The warrant can be exercised at $0.60 to purchase an additional common share for a one-year period. These units expire on April 17, 2004. Subsequent to December 31, 2003, all 345,000 units with respect to the first private placement, and 55,000 units with respect to the second private placement have been exercised for total proceeds of $113,750.

[b] 1,600,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004. Subsequent to December 31, 2003 a total of 700,000 options have been exercised for proceeds of $70,000.

[c] 250,000 shares are reserved for the exercise of consultant's stock options at an exercise price of $0.40 per share expiring June 18, 2005.

[d] 150,000 shares are reserved for the exercise of warrants at an exercise price of $0.125 per share expiring September 11, 2004.

[e] 2,400,000 shares are reserved for the exercise of warrants at an exercise price of $0.35 per share expiring March 8, 2004. Subsequent to December 31, 2003 a total of 935,600 warrants have been exercised for proceeds of $327,460. The remaining 1,464,400 expired on March 8, 2004.

[f] 2,456,600 shares are reserved for the exercise of warrants at an exercise price of $0.60 per share expiring April 17, 2004.

7. RELATED PARTY TRANSACTIONS/BALANCES

The following amounts were recorded at their exchange amount:

$30,000 (2002 - $15,000) for administrative services and $105,000 (2002 - $Nil) for management services were paid to companies controlled by directors.

$29,000 (2002 - $Nil) for consulting and investor relations were paid to a director of the Company.

The following amounts were paid to the President of the Company and recorded at their exchange amounts:

[a] Property management - $27,407 (2002 - $19,050)

[b] Office and administration - $16,515 (2002 - $4,050)

[c] Geological and geophysical expenditures - $114,548 (2002 - $3,000)

Included in accounts payable is $9,259 (2002 - $18,835) owing to the President of the Company for unpaid fees and expenses.

A director was repaid $126,550 unsecured loan which was non-interest bearing, without fixed terms of repayment.

A former director is owed $95,855. To date, management has been unsuccessful in attempting to settle this claim on a basis satisfactory to the Company. The Company is under no duress to pay this amount.

(expressed in Canadian dollars)

8. LOSSES AND DEDUCTIONS FOR TAX PURPOSES

The Company has Canadian income tax losses of approximately $1,704,000, which are available to reduce taxable income of future years. The losses expire as follows:

	$		$
2004	466,000	2008	92,000
2005	284,000	2009	87,000
2006	144,000	2010	517,000
2007	114,000		

The Company has Canadian and foreign exploration and development expenditures available to reduce taxable income of future years. These expenditures, totalling some $2,078,000 can be claimed at rates varying from 10% to 100% and have no expiry dates.

The potential benefits of income tax losses and timing differences arising from exploration and development expenditures will be recognized in the accounts when realized.

9. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company entered into an agreement with Robert A. Young & Associates (the "Associates") for investor relation and corporate communication services provided for consideration of $5,000 per month. The agreement is in effect from June 16, 2003 to December 16, 2003. The amount was increased to $7,500 per month commencing October 2003. Pursuant to the agreement, the Company granted 250,000 stock options to Heather A. Conley, an associate of Robert A. Young & Associates, each option entitling the holder to purchase one common share of the Company at an exercise price of $0.40, for a period of two years. During the year, the Company paid a total of $46,685 in investor relations and other expenses to the Associates. In addition, the Company has set aside 80,000 investor relation options for a period of one year at an exercise price of $0.32 to be granted to Bill Koble of Robert A. Young & Associates, subject to regulatory approval.

The Company entered into an Investor Relations Agreement with Accent Marketing Limited of Birmingham, England ("Accent") for consideration of $6,500 per month. The agreement is in effect from October 30, 2003 to January 31, 2004. Subsequent to January 31, 2004, the agreement will be renewable on a monthly basis. During the year, the Company paid a total of $24,500 to Accent.

In addition, the Company entered into a Consultant's Option Agreement with Accent, granting 220,000 stock options, with each option entitling the holder to purchase one common share at an exercise price of $0.32, with the following vesting rights:

[a] the right to take up 55,000 shares shall vest on January 24, 2004;
[b] the right to take up 55,000 shares shall vest on April 18, 2004;
[c] the right to take up 55,000 shares shall vest on July 24, 2004; and
[d] the right to take up 55,000 shares shall vest on October 24, 2004.

This agreement is subject to regulatory approval.

(expressed in Canadian dollars)

10. SUBSEQUENT EVENTS

Subsequent to December 31, 2003, the Company has:

[a] entered into an option purchase agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Under the agreement, the Company can purchase a 100% interest subject to a 2% NSR for US $2,100,000 in cash and US $2,000,000 in work commitments over a 4-year period. The Company has paid US $25,000 in January 2004.

[b] received 100,000 common shares and US$60,000 from Pathfinder Resources Ltd. pursuant to the agreement with Pathfinder Resources Ltd. dated December 20, 2002 on the Zulema-Batatazo Prospect (Note 5[e]).

[c] issued 2,480,600 common shares, comprised of the following:

	#	$
For acquisition of Zulema-Batatazo Prospect, Chile	100,000	55,000
Exercise of agent's units with respect to the first private placement as stated in note 6[a] above	345,000	86,250
Exercise of agent's units with respect to the second private placement as stated in note 6[a] above	55,000	27,500
Exercise of options	700,000	70,000
Exercise of warrants	1,280,600	448,210
	2,480,600	686,960

[d] issued 55,000 warrants with an exercise price of $0.60 each expiring April 17, 2004.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
International PBX Ventures Ltd.	December 31, 2003	04/04/15

ISSUER'S ADDRESS

608-475 Howe Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 2B3	604-681-0568	604-681-7748

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Ms. Verna Wilson	Director	604-681-7748

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
ipbx@uniserve.com	http://www.internationalpbx.com

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Verna Wilson"	Verna Wilson	04/04/15

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Gary Medford"	Gary Medford	04/04/15

FIN 51-901f Rev. 2000/12/19

SCHEDULE B:

1.

(a) Included in office, rent, telephone and secretarial for the year are the following:

Office and miscellaneous	$ 6,707
Rent	6,340
Telephone	3,284
	$ 16,331

(b) Included in investor relations for the year are the following:

Advertising	$ 2,255
Consulting	98,464
Investors communications	18,073
Market quotation	326
	$ 117,118

2. (a) Related party transactions during the year period

Exploration project management and administration fees paid or payable to the president of the Company	$ 158,470
Administration fee paid to a director	$ 30,000
Management fees paid to a director	$ 105,000
Director loans repaid by the company	$ 126,550

3. Summary of securities issued and options granted in the year

[a] During the three months period ended March 31, 2003, the Company completed a private placement of 2,400,000 units at $0.25 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.35 expiring March 8, 2004.

The Company paid finder' s fees of $43,125 and 345,000 units. Each finder's unit is exercisable into one unit of the Company for one year from the Closing Date at an exercise price of $0.25 per finder's unit. Each unit will consist of one common share of the Issuer and one common share purchase ("warrant") of the Issuer. Each Warrant will be exercisable into one additional common share of the Issuer for a period of one year from Closing Date at an exercise price of $0.35.

SCHEDULE B: (continued)

[b] During the three month period ended June 30, 2003, the Company has issued 2,456,600 units, to close the private placement announced in March 2003, at $0.50 per unit for proceeds of $1,228,300. Each unit contains one share and one warrant exercisable at $0.60 per share expiring April 17, 2004.

A Finder's fee of $92,047.50 (including GST of $3,675) was paid to a Broker together with 360,990 Finder's Units. Each unit will be exercisable into one unit of the Company for a period of one year at an exercise price of $0.50 per finder's unit. Each unit consists of one common share of the Company and one common share purchase ("warrant") of the Company. Each warrant will be exercisable into one additional common share of the Company for a period of one year at an exercise price of $0.60, and expire April 17, 2004.

[c] During the three month period ended September 30, 2003, the Company has received $125,000 on the issue of 1,250,000 shares of the exercise of warrants at $0.10 per share.

[d] During the three-month period ended December 31, 2003, the following occurred:

With respect to the 2,210,000 shares reserved for the exercise of warrants at an exercise price of $0.15 per share expiring October 10, 2003, the following occurred; 1,735,000 warrants at $.15 were exercised putting $260,250 into the treasury and the balance of 475,000 warrants expired.

$10,000 was received on the issue of 100,000 commons shares of the Company on the exercise of share purchase options at $0.10 per share.

$12,500 was received for share subscriptions relating to the subsequent exercise of 50,000 finder's fee units at $.25 per finder's fees units

SCHEDULE B: (continued)

4. Summary of securities as at the end of the reporting period
   (a) Authorized:
      100,000,000 common shares without par value
      100,000,000 Class A preference shares, $1 par value
      100,000,000 Class B preference shares, $5 par value

   (b) Issued: 27,345,006 common shares

   (c) Shares under options

   1,600,000 shares are reserved for the exercise of directors' and employees' stock options at an exercise price of $0.10 per share expiring September 11, 2004. Pursuant to a contract for investor relation/corporate communication services, a stock option dated June 26, 2003 in the name of Heather A. Conley, an associate of Robert A. Young & Associates has been granted for 250,000 shares at an exercise price of $0.40 for a period of two years, renewable upon mutual agreement

   (d) Warrants outstanding

   150,000 shares are reserved for the exercise of warrants at an exercise price of $0.125 to September 11, 2004.

   2,745,000 shares are reserved for the exercise of warrants at an exercise price of $0.35 expiring March 8, 2004.

   345,000 shares are reserved for the exercise of warrants at an exercise price of $0.25 expiring March 8, 2004.

   360,990 shares are reserved for the exercise of warrants at an exercise price of $0.50 expiring April 17, 2004.

   2,817,590 shares are reserved for the exercise of warrants at an exercise price of $0.60 expiring April 17, 2004.

5. Directors and officers at the date of this report

   (a) Officers

Terence Walker	President
Monika Hilson	Secretary

   (b) Directors

   Verna Wilson
   Gary Medford
   Terence Walker
   Robert Connochie

SCHEDULE 'C' : Management Discussion

The following discussion should be read in conjunction with the annual report for the year 2003, and with particular attention to Schedule "B" attached thereto which outlines in detail all of the financial particulars for the last 12 months.

At the end of December the company was well funded with $803,127 cash on hand and no debt. The Tabaco option was renegotiated so that $US25,000 is due in July 2004 and the remaining balance of $US2 million payable commencing July 2005 over a period of 2 years.
A new acquisition, the Copaquire property, was acquired in January for $US25,000 down and additional payments of $US25,000 every 6 months for a total of $US100,000 followed by $US2 million payable over two years.
All Zulema property payments are covered by our joint venture partner and the first anniversary payment of $US60,000 was made in February as the results to date merit further drilling. The company issued 100,000 shares to the vendors and received 100,000 shares of the joint venture partner.
All other properties are one hundred per cent owned and are maintained by payment of Chilean taxes.The maintenance costs of our property portfolio thus remains modest.

NEW DIRECTOR:

Mr. Robert Connochie BSc,MBA, of Greenwich, Connecticut joined the board in December. Mr.Connocchie brings to PBX over 30 years of experience in strategic planning and project evaluation and development. He was formerly Vice-President of Corporate Development for Rio Algom Ltd and CEO of Potash Corporation of America.

PROPERTY ACQUISITIONS:

In August the company staked the Hornitos property consisting of 10 concessions to cover Iron oxide Copper Gold potential in the same area as our Zulema property and ground owned by BHP Billiton.
In January the company entered into an option to purchase 100 percent of the Copaquire property for a total of $2,100,000 and $2,000,000 in work commitments over 4 years. Previous drilling on the property by Placer Dome outlined an interesting molybdenum deposit and the company anticipates significant copper-gold mineralization may be outlined. Two holes drilled on the edge of the system by Teck-Cominco intersected significant secondary sulphide copper over good widths. The company believes that there is excellent potential here for copper-gold mineralization as well.

FINANCING

Please refer to schedule "B" attached for details. Two non-brokered private placements were done in January and March which netted $1,828,300.
Warrants and Finder fee units exercised between January 1,2003 and March 17,2004 raised an additional $561,960. Insider warrants and options exercised during the year to date added another $509,250.

INVESTOR RELATIONS:

In June we retained Robert A. Young and Associates to provide investor relation services for a six month period at a rate of $5,000 per month and 250,000 options priced at $.40. This contract was renewed for another six months.

In October we retained Access Marketing Ltd. of Birmingham, England for a three month term at a rate of $6500 per month and 220,000 options priced at $.32.The company continues to work for us on a month to month basis with charges based on performance. The company facilitated our listing on the Frankfurt Stock exchange.

Payments to Robert A. Young were increased to $7,500 and an additional option of 80,000 shares at $.32 were granted to cover the employment of William Koble as part of the team. Thomas Heinimann is paid $2500 per month to provide investor relations in Switzerland.

PROPERTY WORK:

A joint venture was announced in January wherein Pathfinder Resources Ltd. took over all obligations the company had with the ZULEMA vendors in order to earn a 70 percent interest in the property. The first phase of drilling in July was followed by a second drill program in September. Copper-gold mineralization very similar to the nearby Phelps-Dodge Candelaria Mine was encountered with somewhat lower copper grades but with a higher gold to copper ratios. The copper was found within dense magnetite which diluted the grade that otherwise would have been similar to Candelaria. More drilling planned for May 2004 in more silicate rich parts of the system could result in a very substantial discovery.

The TABACO property was drilled in May-June and oxide copper encountered in a 50 hole program in 1963-64 was confirmed. Leachable copper, at about one percent grade from surface to 30 metres depth reported in that drill program over a strike length of 600 metres, appears from surface work to extend over 2.4 km in one horizon. The drilling also extended into coarse chalcopyrite below the oxide which explained the presence of an induced polarization survey anomaly which also is 2.4 km in length. The sulphide copper (chalcopyrite) also grades one percent over substantial widths with a 38 metre central section grading up to 1.6 percent copper. A second oxide copper horizon up hill from the present work and as yet not drilled appears to be rich in gold and will be followed up later. This horizon parallels the one we have drilled this year and will be followed up in later work programs.

Additional gold sampling was carried out on the TIERRA DE ORO gold camp extending to the north from 1997 work the high grade structure veins. These "veins" can run as high as 12 grams per tonne gold over 1.5 to 2 metre widths over considerable strike lengths of about a kilometer. The adjoining rock commonly runs .3 to .4 grams per tonne. The objective is to identify packages of vein material which combine to give one to one an a half grams per tonne over 25 to 100 metre widths so that open pit mining can be employed. More than 15 areas have been identified where there is the possibility of obtaining about 250,000 ounces gold down to a depth

of about 100 metres, the limit of oxidation. At $400 gold we estimate that the cost of mining and processing would use .3 to .4 grams per tonne with the rest as profit.
Sampling of the two major structures on the SIERRA PINTADA property, each about 100 metres wide and 12 kilometres wide has started. One zone features high grade gold with some copper and the other high grade copper with minor gold. Results are not available at this time.

GENERAL:

The company has on hand approximately $970,000, enough to complete the surface geological, geochemical and geophysical work anticipated in the near future. There has been continual interest by various companies in joint ventures on all our properties which we have not entertained as yet. Should we choose to drill any of our properties we believe that we can attract the financing required without difficulty. We have no heavy maintenance costs on our properties. We are in good shape to proceed in a systematic and judicious manner. Our intention is to turn ourselves from a company that depends on sale of stock into a company that generates its own income as soon as possible. PBX " merits a higher stock price based on projects as they currently stand" commented Lawrence Roulston in a recent newsletter and results from three or more drill programs soon to be underway could add considerable value to the company.

BY ORDER OF THE BOARD

Gary Medford, Ph.D.,P.Geo.

DIIRECTOR